December 15, 2006

Mr. Christian N. Windsor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4563

Re:	MRU Holdings, Inc.
Registration Statements on Forms S-3
Filed November 9, 2006
(File No. 333-138558; -138559)

Dear Mr. Windsor:

MRU Holdings, Inc. (the “Company”), a Delaware corporation, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), hereby submits via EDGAR transmission, Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-138559) and Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-138558) (the “Amendments”) to the Registration Statements of the Company on Form S-3 (File Nos. 333-138558 and 333-138559) (the “Registration Statements”), including certain exhibits thereto. Separately, we have delivered to the staff copies of the Amendments marked to show changes from the Registration Statements as originally filed.

By letter dated December 5, 2006 (the “Comment Letter”) from Christian N. Windsor, Division of Corporation Finance, the Company was informed of the comments of the staff with respect to the Registration Statements. Set forth below is a brief description of our responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Registration Statements. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and, where appropriate, our revisions to the Registration Statements.

General Comments on both Filings

1.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response

Rule 415(a)(1)(i) permits shelf registration for securities that are “to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is the subsidiary.” The Company believes the proposed offering of (i) common stock, (ii) common stock underlying shares of Series B Convertible Preferred Stock (including shares of Series B Convertible Preferred Stock that may be issued as a stock dividend within two years) and (iii) common stock underlying warrants of the Company by the named selling stockholders, is a valid secondary offering as described in Rule 415(a)(1)(i).

We base our determination on the following facts:

(a) The shares being registered on the Registration Statements include only those shares that were acquired from the Company pursuant to arms’-length transactions by individuals or entities that were unaffiliated with the Company at the time of the purchase. Further, the shares of common stock being registered on the Registration Statements, including the securities convertible into or exercisable for the shares of common stock registered on the Registration Statements, were issued in six separate transactions over a period of thirteen months ending in May, 2006. Also, of the total shares being registered, approximately 10,221,137 will be acquired by the selling stockholders upon exercise of warrants not obtained in connection with the purchase of equity securities from the Company or were acquired by the selling stockholders upon purchases of shares in private transactions after such exercises. These warrants were issued by the Company in exchange for services not related to the private placements in which the Company sold equity securities.

(b) None of the selling stockholders is engaged in a distribution of the shares being offered on behalf of the Company. At the time of purchase, each of the selling stockholders represented to the Company that they were acquiring the securities purchased from the Company for investment purposes and not with a view to the distribution thereof. Further, none of the selling stockholders is generally in the business of underwriting securities offerings and, as discussed below the currently outstanding shares being registered and the securities convertible into or exercisable for the common stock being registered have already been outstanding for a significant period of time.

(c) It is worth noting that at the time the securities were issued to the selling stockholders, the selling stockholders could not, after they paid for and acquired the securities convertible into or exercisable for the common stock being registered, immediately sell either those securities or the underlying common stock in the public markets, as in a classic “drip offering.” All of the securities convertible into or exercisable for the common stock being registered bore restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Securities Act. Although all of the securities issued in private placement transactions carried registration rights, significant time elapsed between the time the investors paid for the securities they purchased in the private placements and when the registration statements registering the resale of the common stock underlying those securities were filed, and more time before such registration statements became effective.

(d) With respect to the Registration Statement with File No. 333-138558, the selling stockholders have held all of the securities convertible into or exercisable for the common stock being registered for at least twelve (12) months and a significant majority of such securities have been outstanding and held by the selling stockholders since February of 2005. It should also be noted that all but 2,054,188 of the shares being registered on this Registration Statement were previously registered on a registration statement on Form SB-2, File No. 333-123503. The shares previously registered on the registration statement with File No. 333-123503 are being re-registered on Form S-3 because the financial statements in the SB-2 have become stale.

(e) With respect to the Registration Statement with File No. 33-138559, the selling stockholders have held all of the securities convertible into or exercisable for the common stock being registered since May 8, 2006 and all but 1,524,843 such securities since February 13, 2006. Further, pursuant to the terms of the purchase agreements under which the selling stockholders acquired their securities, the Company has the right, but not the obligation, to prohibit the transfer of the securities for up to one year from the date of the acquisition.

(f) The Company will not receive any proceeds in connection with the sale of 3,950,006 shares of common stock currently issued and outstanding or 8,574,844 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock, including shares of Series B Convertible Preferred Stock issuable as stock dividends in the next two years. There is no assurance that any shares will be issued on the exercise of Warrants.

For the reasons recited above, the Company believes that, notwithstanding the number of shares of common stock being registered for resale in the Registration Statements, the facts clearly demonstrate that the securities being registered are being sold in a valid secondary offering in which shares can be sold on a delayed or continuous basis under Rule 415(a)(1)(i).

2.
Please provide the staff with details regarding the sale or issue of the warrants issued to Nomura and to the placement agents. Please provide details regarding the exercise price, and at what point the warrants become exercisable. Please also detail, the exemption from registration that you relied upon for the sale/grant of the warrants and the exemption or registration that you are relying upon for the exercise of the warrants. Provide similar information regarding the sale and exemptions relied upon for the sale of the warrants and the Series B Convertible Preferred Shares.

The Company issued warrants to Nomura Credit & Capital, Inc., entitling them to purchase a total of 7,999,449 shares of common stock. Of these, warrants to purchase 6,545,004 shares became exercisable upon issuance and warrants to purchase 1,454,445 shares will become exercisable on February 4, 2007. All of the warrants are exercisable at an exercise price of $3.50 per share (subject to subsequent adjustment pursuant to the terms of the warrant) and expires on the earlier of February 4, 2015 or the date on which an acceleration event occurs. The warrant issued to Sanders Morris Harris Inc., entitling them to purchase 136,500 shares of common stock, became exercisable on the date of issuance at an exercise price of $3.50 per share (subject to adjustment according to the terms of the warrant) and expires on February 4, 2010. An additional warrant was issued to Sanders Morris Harris, entitling them to purchase 26,000 shares of common stock, became exercisable on the date of issuance at an exercise price of $3.80 per share, and expires on December 30, 2010. A warrant was issued to Brean Murray & Co., Inc., on February 4, 2005 entitling them to purchase 91,000 shares of common stock which warrant became exercisable on the date of issuance at an exercise price of $3.50 per share, and expires on the fifth anniversary of the grant date.

The warrant issued to Nomura Credit & Capital, Inc. was issued along side the credit agreement entered into by and between the Company and Nomura Credit & Capital, Inc. Nomura Credit & Capital, Inc. is an accredited investor and both the grant of the warrant and the issuance of shares upon the exercise of the warrant are exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The warrants issued to Sanders Morris Harris Inc. and Brean Murray & Co., Inc. were issued as compensation for services provided in connection with a private offering to accredited investors (it should be noted that Sanders Morris Harris Inc. and Brean Murray & Co., Inc. are also accredited investors). Both the grant of the warrants and the issuance of shares upon the exercise of the warrants granted to Sanders Morris Harris Inc. and Brean Murray & Co., Inc. are exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

The Series B Convertible Preferred Stock and warrants were sold at a price of $3.80 per unit (each unit consisting of one share of Series B Convertible Preferred Stock and a warrant to acquire 0.325 of a share). The shares of Series B Convertible Preferred Stock are convertible into common stock on a 1-to-1 basis (subject to anti-dilution adjustments as provided in the Company’s Certificate of Incorporation). The warrants that were issued as part of a unit with the Series B Convertible Preferred Stock were exercisable upon issuance at an exercise price of $3.50 per share and expire ten years from the date of issuance. The sale of units of Series B Convertible Preferred Stock and warrants was limited to accredited investors and each of the sale of the units, the issuance of shares upon conversion of the Series B Convertible Preferred Stock and the issuance of shares upon the exercise of the warrants is exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Selling Shareholders, page 6 of both Filings

3.
Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

The Company asked each of the selling stockholders to represent to the Company whether such selling stockholder is a broker-dealer or an affiliate of a broker-dealer. The responses to this request indicated that only the following individuals or entities are broker-dealers or affiliates of broker-dealers:

Affiliates of Broker-Dealers

Dean S. Oakey
Don Weir and Julie Ellen Weir, as tenants in common
Donald V. Weir, as Trustee of the Sanders 1998 Children’s Trust
LBI Group Inc.
Battery Ventures VII, L.P.
Battery Investment Partners VII, LLC
Vesey Street Portfolio II, L.P.
Vesey Street Fund II, L.P.
The ML Private Opportunity Fund, L.P.
Arthur Street Portfolio II, L.P.
Arthur Street Fund II, L.P.

Broker-Dealers

Ben T. Morris
Brede C. Klefos
Erik Klefos
George L. Ball
Humbert Powell
Jana R. Bartholomew
John H. Malanga and Jodi F. Malanga, as joint tenants
Katherine U. Sanders
Sanders Opportunity Fund (inst.) L.P.
Sanders Opportunity Fund, L.P.
Sanders Morris Harris
Brean Murray, Carret & Co., LLC

Of the broker-dealers and affiliates of broker-dealers identified above, only Sanders Morris Harris and Brean Murray, Carret & Co., LLC acquired their securities as compensation for professional services. The remaining selling stockholders identified as broker-dealers or affiliates of broker-dealers above purchased their securities and have represented to the Company in writing that the securities so purchased were acquired for investment purposes and not with a view to the distribution thereof.

Please note that the footnotes to the selling shareholder tables in each of the Registration Statements identify each of the individuals or entities that are broker-dealers or affiliates of broker-dealers.

4.
For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

The common stock and securities convertible into or exercisable for the common stock being registered for resale on the Registration Statement with File No. 333-138558 on behalf of the individuals and entities identified as broker-dealers in response to Comment 3 were all issued in February, 2005. The Company believes that this fact alone demonstrates that the individuals and entities identified as broker-dealers in response to Comment 3 are not acting as underwriters for the Company in connection with a distribution of the securities sold in that offering or the shares of common stock underlying those securities. Moreover, all such selling stockholders’ shares were previously registered under the Securities Act of 1933 on a registration statement on Form SB-2 (File No. 333-123503), and were not sold when such registration statement was effective. As such, the Company respectfully disagrees with the staff that it is either necessary or appropriate to identify such individuals or entities as underwriters of the securities to be resold.

With respect to the shares of common stock underlying Series B Convertible Preferred Stock, including shares of Series B Convertible Preferred Stock underlying warrants and issuable as a dividend, being registered for resale on the Registration Statement with File No. 333-138559 on behalf of LBI Group, Inc., which is identified as an affiliate of a broker-dealer, such Series B Convertible Preferred Stock was issued on May 8, 2006, and the Company is entitled to enforce a Company has the right, but not the obligation, to prohibit the transfer of such securities until February 13, 2006. Additionally, LBI Group, Inc. represented to the Company that it acquired securities of the Company for investment purposes and not with a view to the distribution thereof, as noted in Footnote 9 to the selling stockholder table in the Registration Statement.

5.	If any of the selling shareholders are affiliates of broker-dealers (but not broker dealers), then include disclosure indicating that those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

The Company has made the revisions requested by the staff in Comment 5. The following language has been added to the footnote designating those investors who are affiliates of broker-dealers:

This selling stockholder has represented to us that they purchased the registrable securities in the ordinary course of business and at the time of purchase they did not have any agreements or understandings with any person to distribute the securities.

We are able to make this representation pursuant to terms of the subscription documents executed by the selling stockholders who are affiliates of broker-dealers stating such intentions.

* * *

We trust that the changes in the accompanying Amendments and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Registration Statements by the Amendments, please contact our counsel, David Guin, at (312) 750-3501.

Very truly yours,

/s/ Edwin J. McGuinn, Jr.

Edwin J. McGuinn, Jr.